June 14, 2019

United States Securities and

Exchange Commission

Washington, DC 20549

Re:	Bantek, Inc.
Post-Effective Amendment No. 4 to Form S-1
Filed June 6, 2019
File No. 333-230003

Dear Sir or Madam:

Please see our response to the Commission’s one verbal comment received on June 14, 2019:

Comment 1: The Commission noted that Exhibit 23.2 (Auditor Consent) referred to an Auditor Report dated March 31, 2019, when the Auditor Report actually filed with Post-Effective Amendment No. 4 was dated December 31, 2018.

Response 1: After review and discussion with Salberg & Company, PA, the registration statement has now been revised to clarify in the Explanatory Note to Post-Effective Amendment No. 5 that there was a scrivener’s error during the Edgarization process, which has been now been corrected on Exhibit 23.2. Now, both the Auditor Report and the Auditor Consent reference the same December 31, 2018 date.

We would greatly appreciate your prompt review of this one change, so that we may proceed. Thank you.

Sincerely,

Bantek, Inc.

/s/ Michael Bannon

Chief Executive Officer